Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following article was published on March 17, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Blockbuster, FTC Headed for Showdown?

Author: KURT INDVIK

kindvik@advanstar.com

Posted: March 17, 2005

Blockbuster Inc. appeared ready to move ahead with its $14.50-per-share hostile bid for Hollywood Entertainment as early as March 21, and was ready for a legal showdown with the Federal Trade Commission (FTC) should it attempt to stop the effort.

“We are going ahead [with the hostile bid] as soon as we can do it,” said Blockbuster’s VP and general counsel Ed Stead. “The next move is [the FTC’s]. If they challenge us [in court], we will meet them head on.”

Blockbuster had agreed to a two-week extension to the original March 11 offer target date in order to give the FTC more time to analyze its acquisition proposal.

Blockbuster has been having meetings with FTC staff, providing additional information in support of a potential Blockbuster acquisition of its No. 2 rival, with the expectation that the FTC would provide feedback as to its assessment of the current marketplace and Blockbuster’s acquisition proposal, according to Stead. But Stead said that in a meeting last week, FTC staff said they were instructed not to share any information with Blockbuster.

“We have been telling them we are willing to compromise to get this done quickly, but it’s hard to know whether or how to compromise when you don’t know what the other party is thinking,” Stead said. “I can only conclude from the fact that they are unwilling to engage in any discussion about compromise and unwilling to share any information, that they have already decided they are not interested in resolving this.”

Mitch Katz, a spokesperson for the FTC, said the commission would have no comment on the matter.

Stead said it appears to him that the FTC is not accepting Blockbuster’s position that its merger with Hollywood no longer would have the overwhelming competitive impact it may have had the last time the FTC considered a merger between the two in 1999. The market has diversified over the past five years from one dominated by brick-and-mortar video stores, to a market where consumers have a much wider variety of alternatives to viewing movies in the home that also include online rentals, video-on-demand and mass merchant sellthrough pricing.

“Look at the your own name [change},” Stead said, referring to Home Media Retailing’s recent name change from Video Store Magazine. “[The FTC] seems committed to looking at a market that doesn’t exist” any longer, Stead said.